NTELOS Holdings Corp.

401 Spring Lane

Suite 300

Waynesboro, Virginia 22980

January 29, 2008

By Edgar

Securities and Exchange Commission

100 F Street, N.E.

Mail Stop 3720

Washington, D.C. 20549

Attention:	Larry Spirgel, Assistant Director
Division of Corporation Finance

Re:	NTELOS Holdings Corp.
Form 10-K for Fiscal Year Ended December 31, 2006
Filed March 13, 2007
Form 10-Q for Fiscal Quarter Ended September 30, 2007
File No. 0-51798

Dear Mr. Spirgel:

As Executive Vice President, Chief Financial Officer, Treasurer and Secretary of NTELOS Holdings Corp., a Delaware corporation (the “Company”), I am transmitting herewith for filing the Company’s response to the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) contained in its comment letter dated January 15, 2008 (the “Commission Comment Letter”). When used in this letter, the “Company,” “we,” “us,” and “our” refer to NTELOS Holdings Corp.

Set forth below are the responses of the Company to the comment of the Staff. For convenience of reference, the Staff comment is reprinted in italics, numbered to correspond with the paragraph number assigned in the Commission Comment Letter, and is followed by the corresponding response of the Company.

Form 10-K for Fiscal Year Ended December 31, 2006

Consolidated Statement of Operations, page 78

1.	We note your response to prior comment 3. Since wireline communications revenues are separately presented, you are required to present cost of wireline sales. Please revise.

Securities and Exchange Commission

January 29, 2008

Further, it is unclear why maintenance and support expenses are separately presented and not allocated to either cost of wireless sales or cost of wireline sales. Please advise or revise.

Response:

As noted in our previous response, equipment revenue represents less than 5% of total operating revenues and, therefore, is not disaggregated. We have historically disaggregated our operating revenues, primarily service revenues, between wireless, wireline and other. We do not believe that our voluntary disaggregation of our operating service revenues should require us to separately present cost of wireline sales.

However, based on your comments and our discussion, we propose the following changes to our statement of operations:

•	Combine the wireless, wireline and other revenue line items together into one line and label it “Operating revenues”

•

Combine “Cost of wireless sales (exclusive of items shown separately below)” and “Maintenance and support” into one line and label it “Cost of sales and services (exclusive of items shown separately below)”.

We believe that our proposed parenthetical disclosure is in accordance with the disclosure required for companies that separately present depreciation and amortization discussed in SAB 11B. It should be noted that depreciation and amortization related to customer operations and corporate operations is less than 5% of total depreciation and amortization and is less than 1% of total operating expenses. We have concluded that the amount of depreciation and amortization related to customer operations and corporate operations is not material to the presentation of these expenses.

The proposed revisions do not result in a change to any totals or subtotals on our statement of operations. Accordingly, we respectfully submit that these changes be made on a prospective basis beginning with our 2007 Form 10-K scheduled to be filed by the end of February 2008 with all prior periods presented on a basis consistent with the current year presentation.

* * * *

In connection with the Company’s response to the comments of the Staff set forth herein, the Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Securities and Exchange Commission

January 29, 2008

Please direct any further questions or comments you may have regarding this filing to the undersigned at (540) 946-3531 or to our outside counsel, David Carter, at (804) 697-1253.

Sincerely,

Michael B. Moneymaker

Executive Vice President, Chief

Financial Officer, Treasurer and Secretary

cc:	Kyle Moffatt, Accountant Branch Chief
Katherine Jacobson, Senior Staff Accountant David M. Carter, Troutman Sanders LLP